Exhibit R

The Republic of Panama, rated Baa2/BBB/BBB-, has mandated HSBC (logistics), Santander and Scotiabank as Global Coordinators and Joint Book-Running Managers, and Valores Banistmo as Local Broker Dealer, to arrange a series of fixed income investor calls commencing on Friday June 18th. A benchmark-size, USD-denominated Euroclearable offering of local Treasury Bonds (Bonos del Tesoro) due 2031, distributed under Rule 144A / Regulation S, as well as an offering of Global Bonds may follow, subject to market conditions.

The Republic of Panama will be represented by:

•	Hector Alexander – Minister of Economy and Finance

•	Eder Cordoba – Director of Public Financing, Ministry of Economy and Finance

•	Anna Lagrotta – Deputy Director of Public Financing, Ministry of Economy and Finance

•	Pedro Espinosa – Head of the Credit Resources Management, Ministry of Economy and Finance

•	Victoria De La Rosa – Head of Negotiations and Investor Relations, Ministry of Economy and Finance

OFFERS AND SALES OF THE TREASURY BONDS MAY BE MADE (1) ONLY TO QUALIFIED INSTITUTIONAL BUYERS, AS DEFINED IN RULE 144A UNDER THE U.S. SECURITIES ACT OF 1933 (THE “SECURITIES ACT”), AND (2) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The Republic of Panama has filed a registration statement (including a prospectus) with the SEC available from the SEC’s website: https://www.sec.gov/Archives/edgar/data/0000076027/000119312520303738/d46561dsb.htm. Any offering of securities pursuant to the registration statement will be made by means of a prospectus supplement and related prospectus. Before you invest in any potential offering of securities offered pursuant to the registration statement, you should read the prospectus in that registration statement and other documents that the Republic of Panama has filed with the SEC for more complete information about the Republic of Panama and any potential offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov.

This announcement does not comprise a prospectus for the purposes of Regulation (EU) 2017/1129 or Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

This announcement is directed only at persons (i) outside the United Kingdom (the “UK”); (ii) that have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (iii) falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Order (all such persons together being referred to as “relevant persons”). This announcement must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement relates is available only to relevant persons and will be engaged in only with relevant persons.

No PRIIPs KID / UK PRIIPs KID – No PRIIPs / UK PRIIPs key information document (KID) has been prepared as not available to retail in the EEA or the UK.